

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Randy Furr
Chief Financial Officer
Bloom Energy Corp
4353 North First Street
San Jose, CA 95134

> **Re: Bloom Energy Corp**
> **Form 8-K Filed February 12, 2020**
> **File No. 001-38598**

Dear Mr. Furr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing